WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

July 14, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,760,789

DEFAULT STATUS REPORT

The following is a Default Status Report of Western Wind Energy Corp. (the “Company”) further to the Company’s Notice of Default contained in its news release of June 19, 2006 (the “Notice of Default”) and Default Status Update provided in its news release dated June 30, 2006. In accordance with Appendix B of CSA Policy 57-301:

1.	The Company advises that there is no material change in the information contained in the Notice of Default.

2.	The Company expects to file its audited financial statements for the year ended January 31, 2006 on or before July 31, 2006 as originally contemplated.

3.	The Company advises that as a result of its inability to file audited financial statements for the year ended January 31, 2006, the Company is unable to file financial statements within the time period set out by the security regulatory authorities, for the quarter ended April 30, 2006.

4.	The Company advises that there is no other material information concerning the affairs of the Company that has not been generally disclosed.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.